UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated August 6, 2008

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

This Report on Form 6-K contains the following:-

1.	A news release dated June 5, 2008 entitled ‘Statement Regarding Alltell’

2.	A news release dated July 3, 2008 entitled ‘Acquisition of a 70% Stake in Ghana Telecom’

3.	A news release dated July 29, 2008 entitled ‘Result of Annual General Meeting’

4.	A news release dated July 29, 2008 entitled ‘Vodafone Group Plc (“the Company”)’

5.	Stock Exchange Announcement dated July 2, 2008 entitled ‘Vodafone Group Plc (“the Company”)’

6.	Stock Exchange Announcement dated July 4, 2008 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated July 7, 2008 entitled ‘Vodafone Group Plc (“the Company”)’

8.	Stock Exchange Announcement dated July 8, 2008 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated July 10, 2008 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated July 11, 2008 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated July 15, 2008 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated July 15, 2008 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated July 16, 2008 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated July 16, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.	Stock Exchange Announcement dated July 17, 2008 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated July 21, 2008 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated July 24, 2008 entitled ‘Purchase of Own Securities’

18.	Stock Exchange Announcement dated July 25, 2008 entitled ‘Purchase of Own Securities’

19.	Stock Exchange Announcement dated July 28, 2008 entitled ‘Purchase of Own Securities’

20.	Stock Exchange Announcement dated July 31, 2008 entitled ‘Purchase of Own Securities’

5 June 2008

STATEMENT REGARDING ALLTEL

Vodafone confirms that Verizon Wireless is in advanced discussions regarding the potential acquisition of Alltel Corp. There is no assurance that a transaction will be forthcoming.

-ends-

For further information:

Vodafone Group

Investor Relations
Tel: +44 (0) 1635 664447

Media Relations
Tel: +44 (0) 1635 664444

3 July 2008

ACQUISITION OF A 70% STAKE IN GHANA TELECOM

Vodafone1 announces today that it has agreed to acquire a 70% stake in Ghana Telecommunications Company Limited (“Ghana Telecom”), a leading telecommunications operator in Ghana, from the Government of Ghana for a total consideration of US$900 million (£452 million), on a debt-free, cash-free basis, implying a total enterprise value for Ghana Telecom of approximately US$1.3 billion (£646 million). The Government of Ghana will retain a 30% stake in the company.

Commenting on the transaction, Arun Sarin, Chief Executive of Vodafone, said:

“Ghana is one of the most attractive markets in Africa with mobile subscribers growing at more than 55% p.a. and mobile penetration around 35%. Our extensive operating experience together with our portfolio of products and services position us well to deliver a superior mobile experience to Ghanaian customers and significantly improve financial performance. I expect that our investment will generate substantial benefits for Vodafone and for the Ghanaian economy and we are delighted that we will be working in partnership with the Government of Ghana.”

Strong strategic rationale and turnaround opportunity

The principal benefits to Vodafone are:

•    Exposure to the attractive and growing Ghanaian telecommunications market

-     total population of 24 million with more than 50% under the age of 25

-     real GDP growth of 6.3% in 2007, contained inflation and a stable political background

-     low mobile penetration at c.35%, with 2.7 million subscribers added in 2007

-     significant additional growth prospects from recent oil field discoveries

1 The purchaser is Vodafone International Holdings B.V., a wholly owned subsidiary of the Vodafone Group.

•    Majority control of the number 3 mobile player and leading fixed-line operator

-     number 3 mobile player with approximately 17% market share and 1.4 million customers as at 31 March 2008

-     leading fixed line and broadband operator with c.99% of the total number of lines and c.90% market share of the retail ADSL market

-     revenue growth of 9.3%2 in the 12 months ended 31 December 2007 to US$290 million and a 2007 reported EBITDA of US$42 million

•    Substantial turnaround potential

-     Over the next 5 years, Vodafone expects Ghana Telecom to invest over US$500 million in its operations and network, restoring and expanding network coverage and completing and integrating the fibre backbone

-     Vodafone plans to leverage its experience of rapid network deployment in India and other emerging markets, its brand and successful customer propositions such as M-PESA and ultra-low cost handsets, to accelerate Ghana Telecom’s growth

-     Through these actions, Vodafone intends that Ghana Telecom will deliver a superior product and service offering in the Ghanaian market and thereby raise its mobile market share over time to around 25%, reversing recent underperformance

Other transaction details

As part of the transaction price, it has been agreed that the Government of Ghana’s fibre network assets will be transferred to Ghana Telecom.

The transaction remains subject to certain closing conditions, including approval from the Ghanaian Parliament. Vodafone expects the transaction to close in the third quarter of calendar year 2008.

Financial impact on Vodafone

The transaction meets Vodafone’s stated financial investment criteria.

The transaction is expected to be broadly neutral to adjusted earnings per share in the first year of acquisition.

2 Stated revenue growth is based on local currency.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s largest mobile telecommunications group, with equity interests in 26 countries and Partner Networks in over 40 additional countries. As of 31 March, 2008, Vodafone had approximately 260 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

About Ghana Telecom

Ghana Telecom is the number 3 mobile operator and the leading fixed line and broadband operator in Ghana. As at 31 March 2008, it had 1.4 million mobile customers, equivalent to a mobile market share of approximately 17%, and operated 379,000 fixed and 15,000 broadband lines. For further information, please visit www.ghanatelecom.com.gh.

Important information

For illustrative purpose, an exchange rate of £1:US$1.99 has been used.

All financials relating to Ghana Telecom are based on the company’s 2007 annual accounts. Financial information for the year to 31 December 2007 has been translated using an exchange rate of GHc1:US$1.07.

Other matters

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any security in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract thereafter.

Information in this press release about the yield on shares cannot be relied upon as a guide to future performance.

Cautionary statement regarding forward-looking statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information, including statements relating to expected benefits associated with the transactions contemplated herein, plans with respect to these transactions, and expectations with respect to long-term shareholder value growth. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “will”, “expects”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: the risk that receipt of government and regulatory approvals that may require acceptance of conditions with potential adverse impacts or may be unduly delayed; risks involving changes in the expected costs, as well as our ability to realise expected benefits associated with the transactions referred to herein; changes in the economic or political situation in Ghana; the risk that, upon completion of the acquisition of the controlling interest in Ghana Telecom, we discover additional information relating to its business leading to restructuring charges or write-offs or with other negative implications and the impact of legal or other proceedings.

In addition to the factors noted above, please refer to the information Vodafone Group Plc has filed with, or otherwise furnished to, the US Securities and Exchange Commission (the “SEC”) under the US Securities Exchange Act of 1934, including in particular the information in the sections headed “Principal Risk Factors and Uncertainties” and “Cautionary Statement Regarding Forward-Looking Statements” in the Annual Report on Form 20-F for the year ended 31 March 2008 as well as any similarly headed sections in subsequently furnished Form 6-Ks (which are available at the SEC’s Internet site (http://www.sec.gov)), for additional factors, risks and uncertainties that could cause actual results and developments to differ materially from the expectations disclosed or implied within the forward-looking statements made herein. No assurances can be given that the forward-looking statements in this release will be realised. All written or oral forward-looking statements attributable to Vodafone Group Plc, any members of Vodafone Group or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. Vodafone Group Plc does not undertake, and specifically disclaims, any obligation to update or revise these forward-looking statements, whether as a result of new information, future developments or otherwise.

29 July 2008

RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Tuesday 29 July 2008.

The results of polls on all 22 resolutions were as follows:

	Resolution	For	Against	Votes Withheld

1.	Receive directors’ report and financial statements	36,504,589,675	56,604,650	51,455,419

2.	Re-elect Sir John Bond as a director	36,232,849,160	341,626,044	38,210,921

3.	Re-elect John Buchanan as a director	36,538,669,472	35,131,233	38,730,378

4.	Re-elect Vittorio Colao as a director	36,538,678,224	35,535,718	38,388,965

5.	Re-elect Andy Halford as a director	36,540,969,789	34,943,809	38,616,051

6.	Re-elect Alan Jebson as a director	36,536,990,814	35,059,178	40,436,426

7.	Re-elect Nick Land as a director	35,871,183,693	363,518,539	377,751,526

8.	Re-elect Anne Lauvergeon as a director	36,531,722,660	39,773,609	39,946,958

9.	Re-elect Simon Murray as a director	36,471,981,915	98,560,301	41,473,225

10.	Re-elect Luc Vandevelde as a director	36,529,933,620	40,058,070	42,413,419

11.	Re-elect Anthony Watson as a director	36,537,497,869	36,976,793	37,952,358

12.	Re-elect Philip Yea as a director	36,536,082,072	37,330,531	39,059,661

13.	Approve the final dividend of 5.02 pence per share	36,576,872,760	9,103,199	26,934,543

14.	Approve the Remuneration Report	33,638,939,774	1,343,353,440	1,613,384,125

15.	Re-appoint Deloitte & Touche LLP as auditors	35,912,606,374	172,873,009	527,031,792

	Resolution	For	Against	Votes Withheld

16.	Authorise the Audit Committee to determine the auditors’ remuneration	36,310,214,071	88,045,588	214,288,746

17.	Authority to allot shares	34,475,525,727	2,086,482,650	50,441,250

18.	Disapplication of pre-emption rights	34,637,995,524	1,916,361,295	58,217,976

19.	Approval of market purchases of ordinary shares	36,483,612,453	94,960,164	34,119,386

20.	Political donations	35,748,611,369	767,149,678	96,876,369

21.	Adopt new Articles of Association	35,908,127,671	385,242,744	319,153,641

22.	Approval of 2008 Sharesave Plan	36,433,590,749	122,513,740	57,154,262

Resolutions 1 to 17, 20 and 22 were passed as ordinary resolutions and resolutions 18, 19 and 21 were passed as special resolutions.

Stephen Scott

Group General Counsel and Company Secretary

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

29 July 2008

VODAFONE GROUP PLC (“THE COMPANY”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	A	B	C	D	E
	Award of performance shares(1))(2)	Vesting of performance shares(3)	No. of shares sold(4)	Purchased shares(5)	Net increase in holding(6)
Arun Sarin	0	686,848	281,608	0	405,240
Vittorio Colao*	7,127,741	0	0	865,446	865,446
Paul Michael Donovan	3,057,322	128,244	52,581	0	75,663
Warren Finegold	2,768,695	0	0	473,133	473,133
Andrew Nigel Halford*	4,357,399	215,990	215,990	295,956	295,956
Terry Kramer	2,061,620	0	0	267,987	267,987
Simon Lewis	1,087,835	117,930	48,352	0	69,578
Steve Pusey	1,442,976	0	0	144,429	144,429
Frank Rövekamp	2,336,649	0	0	207,256	207,256
Stephen Scott	2,243,810	123,252	50,534	0	72,718

* Denotes Director of the Company

(1)   Conditional awards of shares were granted on 29 July 2008 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan (incorporating co-investment). The vesting of these awards is conditional on continued employment with the Vodafone Group, retention of co-investment and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance measure is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (TSR) performance. The free cash flow performance is based on a three year cumulative adjusted cash flow figure. The target free cash flow level is set by reference to the Company’s three year plan and market expectations, 12.5% of the award will vest for target performance, rising further to 50% vesting for maximum performance. The multiplier is based on the TSR of Vodafone Group Plc over the three year performance period 1 April 2008 to 31 March 2011 relative to a peer group of five companies within the European Telecoms sector as well as one emerging market composite. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 100% for maximum free cash flow performance (50%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see page 74 of the Company’s 2008 Annual Report, available at www.vodafone.com.

(2)   These awards are also conditional on the directors and other PDMRs being compliant with the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board directors and two times salary for the other PDMRs, who are members of the Executive Committee.

(3)   These share awards which were granted on 26 July 2005 have vested following assessment of the performance and employment conditions to which the awards were subject. The awards were granted in accordance with the rules of the Vodafone Group Plc 1999 Long Term Stock Incentive Plan and the Vodafone Group Global Long Term Incentive Plan (Performance Shares). Based on the performance achieved, 40% of the shares comprised in the awards have vested.

(4)   The figures in column C are the number of shares sold on behalf of directors/PDMRs. 521,631 shares were sold at 131.31 pence per share on 28 July 2008 and 127,434 shares at 131.25 pence per share on 29 July 2008. These share sales were made, inter alia, to satisfy the tax liabilities arising on the vesting of the performance shares.

(5)   The Company was advised by UBS Trustees (Jersey) Limited that on 29 July 2008 the above named directors and PDMRs acquired an interest in the number of shares of 11 3/7 cents each in the Company in column D above at the price of 131.85 pence per share.

(6)   The figures in column E are the net number of shares by which the shareholdings of the directors and PDMRs have increased following these transactions, excluding share options and unvested incentive shares.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	1,045,509
Andrew Nigel Halford	1,207,346

The Company was notified of these changes on 29 July 2008.

P R S Howie

Deputy Group Company Secretary

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive award(1)	No. of shares sold (2)	No. of shares transferred(3)
Terry Kramer	130,147	54,996	75,151
Frank Rövekamp	107,591	36,117	71,474

(1)        The figures in column A are share awards which were granted on 1 July 2005 and have vested following assessment of the performance and employment conditions to which the awards were subject. The awards were granted in accordance with the rules of the Vodafone Group Plc Global Long Term Incentive Plan (Performance Shares) as governed by the 1999 Long Term Stock Incentive Plan. Based on the performance achieved, 100% of the shares comprised in the awards have vested.

(2)        The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (CEFS) were sold on behalf of PDMRs on 1 July 2008. These share sales were made at 147.92 pence per share to satisfy the tax liabilities arising on the vesting of the awards.

(3)        The figures in column C are the net number of shares that the Company has been advised by UBS CEFS were on 1 July 2008 transferred to the directors in satisfaction of the vesting of the awards disclosed in column A.

On 1 July 2008 the Company granted a conditional award of 290 ordinary shares of US $0.11 3/7 on an all employee basis under the Vodafone Global Incentive Plan, to each of the following PDMRs: Arun Sarin*, Vittorio Colao*, Andrew Halford*, Paul Michael Donovan, Warren Finegold, Terry Kramer, Simon David Lewis, Steve Pusey, Frank Rövekamp and Stephen Roy Scott. Subject to the rules of the Plan, the vesting of these awards is conditional on continued employment with the Vodafone Group until 1 July 2010.

The Company was notified of these changes on 1 July 2008.

* Denotes Director of the Company

S R Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 July 2008

Number of ordinary shares transferred:	148,494

Highest transfer price per share:	149.15p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,125,476,227 of its ordinary shares in treasury and has 53,140,275,008 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

On 3 July 2008, the AllShares awards granted under the Vodafone Global Incentive Plan on 3 July 2006 vested. The following directors and PDMRs received and retained 340 ordinary shares of US $0.11 3/7 on the vesting of the awards: Arun Sarin and Andrew Halford (both directors of the Company), Paul Donovan, Terry Kramer, Simon Lewis, Frank Rövekamp and Stephen Scott.

The Company was notified of these changes on 4 July 2008.

S R Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S .$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 July 2008

Number of ordinary shares transferred:	15,067,086

Highest transfer price per share:	152.4p

Lowest transfer price per share:	152.4p

Following the above transfer, Vodafone holds 5,110,409,141 of its ordinary shares in treasury and has 53,193,208,511 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 July 2008

Number of ordinary shares transferred:	171,727

Highest transfer price per share:	154.5p

Lowest transfer price per share:	152p

Following the above transfer, Vodafone holds 5,110,237,414 of its ordinary shares in treasury and has 53,193,487,784 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 July 2008

Number of ordinary shares transferred:	809,109

Highest transfer price per share:	156.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,109,428,305 of its ordinary shares in treasury and has 53,194,296,893 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 July 2008

Number of ordinary shares transferred:	406,646

Highest transfer price per share:	1.538p

Lowest transfer price per share:	1.538p

Following the above transfer, Vodafone holds 5,109,021,659 of its ordinary shares in treasury and has 53,194,753,606 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 July 2008

Number of ordinary shares transferred:	406,646

Highest transfer price per share:	153.8p

Lowest transfer price per share:	153.8p

Following the above transfer, Vodafone holds 5,109,021,659 of its ordinary shares in treasury and has 53,194,753,606 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 July 2008

Number of ordinary shares transferred:	30,146

Highest transfer price per share:	146.65p

Lowest transfer price per share:	146.65p

Following the above transfer, Vodafone holds 5,108,991,513 of its ordinary shares in treasury and has 53,194,871,349 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 July 2008 Computershare Trustees Limited that on 10 July 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 153.85p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	162
Paul Michael Donovan	162
Terry Dean Kramer	164
Stephen Roy Scott	162

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 July 2008

Number of ordinary shares transferred:	259,956

Highest transfer price per share:	147.95p

Lowest transfer price per share:	147.95p

Following the above transfer, Vodafone holds 5,108,731,557 of its ordinary shares in treasury and has 53,195,131,305 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 July 2008

Number of ordinary shares transferred:	765,835

Highest transfer price per share:	146.05p

Lowest transfer price per share:	146.05p

Following the above transfer, Vodafone holds 5,107,965,722 of its ordinary shares in treasury and has 53,195,977,194 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	23 July 2008

Number of ordinary shares purchased:	80,614,022

Highest purchase price paid per share:	134.25p

Lowest purchase price paid per share:	128p

Volume weighted average price per share:	131.4862p

Vodafone intends to hold the purchased shares in treasury.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 July 2008

Number of ordinary shares transferred:	7,661

Highest transfer price per share:	149.25p

Lowest transfer price per share:	149.25p

Following both the above transactions, Vodafone holds 5,188,572,083 of its ordinary shares in treasury and has 53,115,523,932 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	24 July 2008

Number of ordinary shares purchased:	41,000,000

Highest purchase price paid per share:	134p

Lowest purchase price paid per share:	132p

Volume weighted average price per share:	133.3650p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 121,614,022 shares at a cost (including dealing and associated costs) of £161,511,481

Following the purchase of these shares, Vodafone holds 5,229,572,083 of its ordinary shares in treasury and has 53,074,523,932 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	25 July 2008

Number of ordinary shares purchased:	20,500,000

Highest purchase price paid per share:	133.45

Lowest purchase price paid per share:	131

Volume weighted average price per share:	132.4253

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 142,114,022 shares at a cost (including dealing and associated costs) of £188,799,834

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 July 2008

Number of ordinary shares transferred:	32,847

Highest transfer price per share:	163.2p

Lowest transfer price per share:	163.2p

Following both the above transactions, Vodafone holds 5,250,039,236 of its ordinary shares in treasury and has 53,054,057,099 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London Branch.

Ordinary Shares

Date of purchase:	30 July 2008

Number of ordinary shares purchased:	19,250,000

Highest purchase price paid per share:	135.6p

Lowest purchase price paid per share:	133.5p

Volume weighted average price per share:	134.7054p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 161,364,022 shares at a cost (including dealing and associated costs) of £214,865,465

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 July 2008

Number of ordinary shares transferred:	6,284

Highest transfer price per share:	132.9p

Lowest transfer price per share:	132.9p

Following the above transactions, Vodafone holds 5,269,282,952 of its ordinary shares in treasury and has 58,304,127,494 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 53,034,844,542 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 53,034,844,542. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 6, 2008	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary